Exhibit 99.2

GOLDEN HEAVEN GROUP HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	September 30,
	2026 (Unaudited)	2025 (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$155,884,596	$86,002,274
Other receivables	-	7,328
Advances to suppliers and other current assets	24,623,392	22,996,430
Lease receivables	1,508,612	1,126,840
Assets held for sale	17,861,176	-
TOTAL CURRENT ASSETS	$199,877,776	$110,132,872

NON-CURRENT ASSETS
Property, plant and equipment, net	$33,453,508	$24,654,088
Right of use assets	1,983,097	6,600,497
Other non-current assets	-	59,840
Loan receivables	50,000,000	50,000,000
TOTAL NON-CURRENT ASSETS	85,436,605	81,314,425
TOTAL ASSETS	$285,314,381	$191,447,297

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other payables	$25,040,294	2,563,376
Tax payable	215,225	805,384
Amount due to related party	-	46,300
Advances from customers	-	210,704
Advance consideration received	32,000,000	-
Lease liabilities-current	224,323	583,533
Loan payables	-	195,112
Liabilities held for sale	8,093,685	-
TOTAL CURRENT LIABILITIES	$65,573,527	$4,404,409

NON-CURRENT LIABILITIES
Lease liabilities-non-current	$1,758,773	$6,392,677
TOTAL NON-CURRENT LIABILITIES	1,758,773	6,392,677
TOTAL LIABILITIES	$67,332,300	$10,797,086

STOCKHOLDER’S EQUITY
Golden Heaven Group Holdings Ltd., Stockholders’ equity
*Class A ordinary shares, $0.00001 par value; 3,000,000,000 shares authorized; 19,960,521 shares and 2,460,521 shares issued as of March 31, 2026 and September 30, 2025, respectively	199	4,613,475
*Class B ordinary shares, $0.00001 par value; 300,000,000 shares authorized; 71,574 shares issued as of March 31, 2026 and September 30, 2025, respectively	1	134,202
Additional paid-in capital	177,350,014	130,415,037
Statutory reserve	3,518,084	3,518,084
Retained earnings	38,555,005	45,114,192
Accumulated other comprehensive loss	(1,441,222)	(3,144,779)
Total stockholders’ equity	217,982,081	180,650,211
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$285,314,381	191,447,297

*	On March 3, 2026, the Company’s shareholders approved a share capital reorganization by special resolution, which included a subdivision of each authorized but unissued Class A and Class B ordinary share of US$1.875 par value into 187,500 shares of US$0.00001 par value each, a reduction of the par value of each issued and outstanding share from US$1.875 to US$0.00001, and a cancellation of unissued shares. Following the reorganization, the Company also increased its authorized share capital from US$32,096 to US$33,000, resulting in an authorized share capital of US$33,000 divided into 3,000,000,000 Class A ordinary shares of US$0.00001 par value each and 300,000,000 Class B ordinary shares of US$0.00001 par value each.

The accompanying notes are an integral part of these unaudited condensed financial statements.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Six Months Ended March 31,
	2026	2025
Revenue	$4,222,937	$8,157,961
Cost of revenue	2,079,136	4,940,427
Gross profit	2,143,801	3,217,534

Operating Expenses
General and administrative expenses	6,191,749	11,688,502
Selling expenses	-	1,510,823
Impairment Loss	2,931,273	-
Total operating expenses	9,123,022	13,199,325
Loss from operations	(6,979,221)	(9,981,791)

Other income (expenses)
Interest income	1,527,420	13,509
Interest expenses	(191)	(8,338)
(Loss) Gain on write off/disposal of property, plant and equipment	(2,528)	2,571
Other expenses, net	(432,628)	(92,511)
Total other income (expenses)	1,092,073	(84,769)

Loss before Income Tax	(5,887,148)	(10,066,560)
Income tax expense	(672,039)	(568,688)
Net Loss	$(6,559,187)	$(10,635,248)

Other comprehensive income
Net loss	$(6,559,187)	$(10,635,248)
Foreign currency translation	1,703,557	(1,412,261)
Comprehensive loss	(4,855,630)	(12,047,509)
Earnings per share	$(0.90)	$(199.03)
Weighted average number of ordinary shares**	7,291,599	53,435

**	The share and per-share amounts presented herein have been retrospectively adjusted to reflect the share consolidations effected during fiscal year 2025 (a 15-for-1 share consolidation effective August 12, 2025). Accordingly, the share numbers and per-share data disclosed in the prior year’s Form 6-K have been restated on the same basis.

The accompanying notes are an integral part of these unaudited condensed financial statements.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

Six months ended March 31, 2025

				Additional			Accumulative other
	Ordinary shares**			paid-in	Statutory	Retained	comprehensive
	Class A	Class B	Amount	capital	reserve	Earnings	loss	Total

Balance at September 30, 2024	10,463	534	$20,618	$28,707,696	$3,488,991	53,736,691	$(2,238,378)	$83,715,618
Issuance of common stocks-cash	53,333	—	100,000	25,100,000	—	—	—	25,200,000
Exercise of common stock warrants	14,400	—	27,000	7,457,400	—	—	—	7,484,400
Share-based payments-omnibus equity plan	13,333	—	25,000	9,325,000	—	—	—	9,350,000
Net loss	—	—	—	—	—	(10,635,248)	—	(10,635,248)
Foreign currency translation	—	—	—	—	—	—	(1,412,261)	(1,412,261)
Balance at March 31, 2025	91,529	534	$172,618	$70,590,096	$3,488,991	$43,101,443	$(3,650,639)	$113,702,509

**	The share and per-share amounts presented herein have been retrospectively adjusted to reflect the share consolidations effected during fiscal year 2025 (a 15-for-1 share consolidation effective August 12, 2025). Accordingly, the share numbers and per-share data disclosed in the prior year’s Form 6-K have been restated on the same basis.

Six months ended March 31, 2026

				Additional			Accumulative other
	Ordinary shares			paid-in	Statutory	Retained	comprehensive
	Class A	Class B	Amount	capital	reserve	Earnings	loss	Total
Balance at September 30, 2025	2,460,521	71,574	$4,747,677	$130,415,037	$3,518,084	$45,114,192	$(3,144,779)	$180,650,211
Issuance of common stocks-cash	15,000,000	—	150	37,499,850	—	—	—	37,500,000
Share-based payments-omnibus equity plan	2,500,000	—	25	4,687,475	—	—	—	4,687,500
Net loss	—	—	—	—	—	(6,559,187)	—	(6,559,187)
Share capital reduction*	—	—	(4,747,652)	4,747,652	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	1,703,557	1,703,557
Balance at March 31, 2026	19,960,521	71,574	$200	$177,350,014	$3,518,084	$38,555,005	$(1,441,222)	$217,982,081

*	On March 3, 2026, the Company’s shareholders approved a share capital reorganization by special resolution, which included a subdivision of each authorized but unissued Class A and Class B ordinary share of US$1.875 par value into 187,500 shares of US$0.00001 par value each, a reduction of the par value of each issued and outstanding share from US$1.875 to US$0.00001, and a cancellation of unissued shares. Following the reorganization, the Company also increased its authorized share capital from US$32,096 to US$33,000, resulting in an authorized share capital of US$33,000 divided into 3,000,000,000 Class A ordinary shares of US$0.00001 par value each and 300,000,000 Class B ordinary shares of US$0.00001 par value each.

The accompanying notes are an integral part of these unaudited condensed financial statements.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,559,187)	$(10,635,248)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,601,182	2,308,313
Loss (Gain) on write off/disposal of property, plant and equipment	2,528	(2,571)
Gain resulted from early termination of right of use assets	(140,000)	-
Interest income	(1,500,000)	-
Impairment Loss	2,931,273	-
Share-based payments	4,687,500	9,350,000
Changes in operating assets and liabilities
Lease receivable	(460,772)	(109,127)
Other receivables	-	(122,487)
Advances to suppliers and other current assets	84,787	17,018,980
Right of use assets and lease liabilities	280,085	(630,293)
Advances from customers	-	(1,284,359)
Accrued expenses and other payables	(213,635)	(477,007)
Net cash operating activities	713,761	15,416,201

CASH FLOWS FROM INVESTING ACTIVITIES
Advance proceeds from pending divestiture	32,000,000	-
Proceeds from disposal of equipment	-	201,740
Net cash provided by investing activities	32,000,000	201,740

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to related parties, net	(578,182)	(83,878)
Proceeds from the issuance of common stock, net of issuance costs	37,500,000	32,684,400
Net cash provided by financing activities	36,921,818	32,600,522
Effect of change in exchange rate	275,072	(279,538)
Less: Net change in cash balances classified as assets held for sales	(28,329)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	69,882,322	47,938,925
Cash and cash equivalents, beginning of period	86,002,274	47,938,925
Cash and cash equivalents, end of period	$155,884,596	$67,769,053

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
Property and equipment acquired through payable	24,553,909	-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	191	8,338
Cash paid for income tax	730,269	558,403

The accompanying notes are an integral part of these unaudited condensed financial statements.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. CORPORATE INFORMATION

Golden Heaven Group Holdings Ltd. (the “Company”) is a holding company incorporated on January 22, 2020, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding equity of Golden Heaven Management Ltd. (“Golden Heaven BVI”), which was established under the laws of the British Virgin Islands on February 18, 2020.

Golden Heaven BVI is a holding company holding all of the outstanding equity of Golden Heaven Group Management Limited (“Golden Heaven HK”), which was established in Hong Kong on February 26, 2020. Golden Heaven HK is a holding company holding all of the outstanding equity of Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Golden Heaven WFOE”), which was established on December 14, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

Golden Heaven WFOE, through its wholly owned subsidiaries, namely, Changde Jinsheng Amusement Development Co., Ltd., Qujing Jinsheng Amusement Investment Co., Ltd., Tongling Jinsheng Amusement Investment Co., Ltd., Yuxi Jinsheng Amusement Development Co., Ltd., Yueyang Jinsheng Amusement Development Co., Ltd., Mangshi Jinsheng Amusement Park Co., Ltd., each a PRC company, engages in the management and operation of urban amusement parks, water parks, and complementary recreational facilities. Our revenue is primarily generated from selling access to rides and attractions, charging fees for special event rentals, and collecting regular rental payments from commercial tenants.

On September 19, 2024, the Company has authorized and approved a 1-for-50 reverse stock split of the Company’s authorized Class A shares of common stock from 1,800,000,000 shares to 36,000,000 shares, par value of $0.005 per share and Class B shares of common stock from 300,000,000 shares to 6,000,000 shares, par value of $0.005 per share.

On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

On August 12, 2025, Class A ordinary shares from 48,000,000,000 Class A ordinary shares with a par value of US$0.125 per share to 3,200,000,000 Class A ordinary shares with a par value of US$1.875 per share; Class B ordinary shares from 144,000,000 Class B ordinary shares with a par value of US$0.125 per share to 9,600,000 Class B ordinary shares with a par value of US$1.875 per share.

On December 12, 2025, the Company established a new subsidiary, Magic Golden Heaven Management Ltd. (“MGHM”), in the British Virgin Islands. The Company holds 100% of the equity interest in MGHM.

On December 19, 2025, MGHM established a new subsidiary, Magic Golden Heaven Group Management Limited (“MGHGML”), in Hong Kong. MGHM holds 100% of the equity interest in MGHGML.

On January 15, 2026, MGHGML established a new subsidiary, Fuzhou Golden Carnival Culture Development Co., Ltd. (“Fuzhou”), in China. MGHGML holds 100% of the equity interest in Fuzhou.

On March 3, 2026, the Company’s shareholders approved a share capital reorganization by special resolution, which included a subdivision of each authorized but unissued Class A and Class B ordinary share of US$1.875 par value into 187,500 shares of US$0.00001 par value each, a reduction of the par value of each issued and outstanding share from US$1.875 to US$0.00001, and a cancellation of unissued shares. Following the reorganization, the Company also increased its authorized share capital from US$32,096 to US$33,000, resulting in an authorized share capital of US$33,000 divided into 3,000,000,000 Class A ordinary shares of US$0.00001 par value each and 300,000,000 Class B ordinary shares of US$0.00001 par value each.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission, and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended September 30, 2025. Operating results for the six-month period ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending September 30, 2026.

The Company’s functional currency of subsidiaries in China is the Chinese Renminbi (RMB). Other subsidiaries outside of China use the U.S. Dollar (USD) as the functional currency. The accompanying consolidated financial statements have been translated and presented in USD.

The unaudited interim condensed financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Segment Information

The Company maintains discrete financial information for each of its six parks, which is used by the Chief Operating Decision Maker (“CODM”), as a basis for allocating resources and assessing performance. All six parks have been identified as an operating segment and meets the criteria for aggregation due to similar economic characteristics. In addition, all of the parks provide similar products and services and share similar processes for delivering services. The parks have a high degree of similarity in the workforces and target similar consumer groups. Accordingly, based on these economic and operational similarities and the way the CODM monitors and makes decisions affecting the operations, the Company has concluded that its operating segments may be aggregated and that it has one reportable segment.

Main services provided in each park	Representative revenue-generating activities, products or services
Sales of in-park recreation	Ticket sales
Rental income	Venue rental
Park service fees	Income from services such as circuses and food festivals

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for credit loss, estimated useful life and residual value of property and equipment, impairment of long-lived assets, valuation of deferred tax asset and valuation of warrants. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board ASC Topic on Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued using quoted market price.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in the PRC are only insured by the government up to RMB500,000 (approximately $72,261 and $70,235 as of March 31, 2026 and September 30, 2025 respectively), and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

Revenue Recognition

We apply the five steps defined under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative stand-alone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

We do not make any significant judgment in evaluating when control is transferred. Revenue is recorded net of value-added tax.

Revenue recognitions are as follows:

To enjoy the rides and attractions that the parks offer, the guests need to obtain prepaid cards at ticket booths with a modest security deposit of less than $2. However, no such deposit is required since January 1, 2022. The guests can load any amount of money onto the prepaid cards and receive rebates, depending on the amount of money that they add to the prepaid cards. Thereafter, the guests are able to enjoy the rides and attractions by paying with their prepaid cards for each access to each facility. If the guests no longer need the prepaid cards, they may return them at ticket booths and get a full security deposit refund, for those guests who paid for the security deposit before January 1, 2022. Any unutilized stored value and deposits will be forfeited 24 months after the day when value is stored and will be recorded as other income in the fiscal year.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Sales of in-park recreation: Revenue from the provision of in-park recreation is recognized when the relevant services are rendered and the customer simultaneously receives and consumes the benefits provided by the Company. The revenue is net of any rebates when customers make cash prepayments to the prepaid cards.

Rental income: In 2024, rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Mangshi and Yueyang, such as boat rides, water park, animal encounter and ice rink. All the amusement parks were leased to third-party operators since November and December 2024. Such operators are fully responsible for the profits and losses of their businesses. Rental income is recognized on a time proportion basis over the lease terms. During the period, the lease agreements for Yuxi Jinsheng Amusement Development Co., Ltd. (“Yuxi”) and Yueyang Jinsheng Amusement Development Co., Ltd. (“Yueyang”) were terminated. In accordance with ASC 842, the Company derecognized the related underlying assets associated with these leases, and recognized the resulting gain or loss as an adjustment to rental income in the unaudited condensed consolidated statements of operations. The aggregate impact of such terminations was not material to the unaudited condensed consolidated financial statements for the periods presented.

The following table identifies the disaggregation of our revenue for the six months ended March 31, 2026 and 2025, respectively:

	2026	2025
Sales of in-park recreation	$-	$3,002,622
Rental income	4,222,937	5,155,339
Total revenue	$4,222,937	$8,157,961
Time of Revenue Recognition:
Sales of in-park recreation at a point in time	$-	$3,002,622
Rental income over time	4,222,937	5,155,339
Total revenue	$4,222,937	$8,157,961

Costs of revenue decreased by 58% to $2.08 million for the six months ended March 31, 2026, from $4.94 million for the same period in 2025. The decrease primarily resulted from the lease of all amusement parks to third-party operators since November and December 2024, under which the Company no longer bears direct operational costs such as staff compensation, utilities and maintenance. Costs recorded for the current period mainly consist of depreciation and rental fees associated with the leased parks.

General and administrative expenses consisted primarily of compensation of administrative and management employees, depreciation of computer and furniture and professional fees, etc. For the six months ended March 31, 2026 and 2025, the Company had $6.19 million and $11.69 million in general and administrative expenses, respectively.

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of March 31, 2026 and September 30, 2025, the Company had nil in prepaid advertising. Any amounts capitalized are included in other current assets.

Advertising expenses was nil and $1.51 million for the six months ended March 31, 2026 and 2025, respectively. These amounts are presented within “Selling expenses”.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation related to property, plant and equipment used in production is reported in cost of revenue, and includes amortized amounts related to capital leases. We estimated that the residual value of the Company’s property, plant and equipment ranges from 3% to 5%. Property, plant and equipment are depreciated over their estimated useful lives as follows:

Machineries	10 years
Electronic equipment	3 years
Office equipment	3 – 5 years
Park facilities	20 years
Vehicles	4 years
Other	10 years

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 6.92 and 7.12 at the balance sheet dates of March 31, 2026 and September 30, 2025, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.00 and 7.17 for six months ended 2026 and 2025, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

Assets held for sale

We classify assets or disposal groups to be held for sale when management, with appropriate authority, approves and commits to a formal plan to actively market the assets or disposal groups for sale at a price reasonable in relation to their estimated fair value, the assets or disposal groups are available for immediate sale in their present condition, an active program to locate a buyer has been initiated, the sale is probable and expected to be completed within one year, and it is unlikely that significant changes will be made to the plan. Upon designation as held for sale, we record the assets or disposal groups at the lower of their carrying value or their estimated fair value, reduced for the cost to dispose. Impairment losses and subsequent reversals related to disposal groups are recognized within operating expenses.

During the six months ended March 31, 2026, management approved a plan to dispose of our entire equity interest in Golden Heaven Management Ltd., a company incorporated in the British Virgin Islands, together with its subsidiaries incorporated in Hong Kong, its wholly foreign-owned enterprise in China, and six domestic subsidiaries in China (collectively, the “Subject Assets”), to a third party. On March 30, 2026, the Company entered into an Asset and Subsidiary Acquisition Agreement with the acquiror, and on the same date, all of the Company’s directors passed written resolutions approving the transaction and related documents. The total consideration for the transaction is US$64.00 million. On March 31, 2026, the Company received an advance payment of US$32.00 million, with the remaining balance received on April 28, 2026, and the share transfer was completed in April 2026. The transaction excludes the fixed assets in Tongling Amusement Park Co., Ltd. (“Tongling”), Changde Amusement Park Co., Ltd. (“Changde”), and Golden Heaven Group Management Limited (“Nanping”). Prior to March 31, 2026, the Company had transferred the fixed assets in Tongling and Changde, as well as Nanping’s prepayment of RMB 160 million, to Fuzhou Golden Carnival Culture Development Co., Ltd., a newly established subsidiary of the Company on January 15, 2026. Effective after February 28, 2026, rental income from Tongling and Changde has been recorded under Fuzhou Golden Carnival Culture Development Co., Ltd.

Assets held for sale are presented separately on our unaudited condensed consolidated balance sheets.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This ASC also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not have any uncertain tax positions as of March 31, 2026 and September 30, 2025.

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740-10-30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10-25 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Lease

We adopted ASU No. 2016-02, Leases (Topic 842), or ASC 842, from January 1, 2020. We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the condensed consolidated balance sheets at commencement date. As most of our leases do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profits to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

GOLDEN HEAVEN GROUP HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 12.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and lease receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $72,261) for each financial institution in the HK are only insured by the government up to HKD 500,000, in the United States of America are only insured by the Federal Deposit Insurance Corporation up to USD 250,000, and are consequently exposed to risk of loss. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Share-based compensation

The Company awards share options and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date. The Company recognizes the compensation cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the six months ended March 31, 2026 and 2025.

GOLDEN HEAVEN GROUP HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Receivable and Allowances

On October 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost including lease receivables and receivables resulting from the application of ASC 606. The adoption of the guidance had no impact on the allowance for credit losses for other receivable.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to lease receivable, other current asset, other receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing other receivable on an individual basis because the Company had limited customers and each of them has different characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The ASU requires entities to apply the existing acquirer determination guidance in ASC 805-10-55-12 through 55-15 when a business combination is effected primarily by exchanging equity interests and the legal acquiree is a VIE that meets the definition of a business, rather than automatically designating the primary beneficiary as the accounting acquirer. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The amendments will be applied prospectively. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

GOLDEN HEAVEN GROUP HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying unaudited condensed consolidated financial statements.

3. ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS

The amount of advances to suppliers and other current assets consisted of the following:

	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
Prepayment of projects	$23,123,392	$22,475,067
Interest receivable	1,500,000	-
Prepayments of land leases	-	521,363
Total	$24,623,392	$22,996,430

As of March 31, 2026, prepayment of projects was $23.12 million.

The prepayment balance primarily consists of the following two construction contracts:

Anshun Seven-Colored Rainbow Park: On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $20.23 million (RMB140 million). The planned project construction from October 1, 2023 to March 31, 2025, and was subsequently extended to March 31, 2026, and further extended to October 31, 2026. Nanping Golden Heaven paid $10.12 million (RMB70 million) in September 2023. The construction of the park’s infrastructure and equipment has been basically completed, with some equipment pending national safety inspection. It is expected to be operating in October 2026. Effective February 28, 2026, the contract for this project was transferred from Nanping Golden Heaven to Fuzhou Golden Carnival Culture Development Co., Ltd., a subsidiary newly established by the Company on January 15, 2026.

Ice Tribe Amusement Park: On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $26.01 million (RMB180 million). The planned project construction was from October 1, 2023 to September 30, 2024, and was subsequently extended to October 31, 2026. Nanping Golden Heaven paid $13.01 million (RMB90 million) in September 2023. The core component upgrade for certain park equipment has not yet been completed, as the manufacturer needs to rework some critical parts to meet updated national acceptance standards, and the project is expected to be operating in the second half of 2026. Effective February 28, 2026, the contract for this project was transferred from Nanping Golden Heaven to Fuzhou Golden Carnival Culture Development Co., Ltd., a subsidiary newly established by the Company on January 15, 2026.

As of September 30, 2025, prepayment of projects was $22.48 million.

The prepayment balance primarily consists of the following two construction contracts:

Anshun Seven-Colored Rainbow Park: On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $19.67 million (RMB140 million). The planned project construction from October 1, 2023 to March 31, 2025, and was subsequently extended to March 31, 2026. Nanping Golden Heaven paid $9.83 million (RMB70 million) in September 2023. The construction of the park’s infrastructure and equipment has been basically completed, with some equipment pending national safety inspection. It is expected to be operating in October 2026.

GOLDEN HEAVEN GROUP HOLDINGS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3. ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS (cont.)

Ice Tribe Amusement Park: On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $25.28 million (RMB180 million). The planned project construction was from October 1, 2023 to September 30, 2024, and was subsequently extended to October 31, 2026. Nanping Golden Heaven paid $12.64 million (RMB90 million) in September 2023. The core component upgrade for certain park equipment has not yet been completed, as the manufacturer needs to rework some critical parts to meet updated national acceptance standards, and the project is expected to be operating in the second half of 2026.

4. LOAN RECEIVABLES

As of March 31, 2026 and September 30, 2025, loan receivables were $50.00 million.

In 2025, the Company entered into a “Loan Agreement” with a third party. Pursuant to the Loan Agreement, the Company loaned up to the amount of $50 million to the third party at the annual interest rate of 6% for 5 years. Interest amounting to $1.5 million was accrued in the current period.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
Machineries	$38,645,346	$15,957,448
Office equipment	-	40,666
Electronic equipment	-	117,727
Vehicle	-	38,319
Park facilities	5,756,179	31,183,127
Subtotal	44,401,523	47,337,287
Less: Accumulated depreciation	(10,948,015)	(22,683,199)
Total	$33,453,508	$24,654,088

Depreciation expense included in general and administration expenses for the six months ended March 31, 2026 and 2025 was nil and $166, respectively. Depreciation expense included in cost of revenue for the six months ended March 31, 2026 and 2025 was $1.60 million and $2.31 million, respectively.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

6. LEASES

The Company’s noncancelable operating leases consist of leases for land. The Company is the lessee under the terms of the operating leases. For the six months ended March 31, 2026 and 2025, the operating lease cost was $0.43 million and $0.67 million, respectively.

The Company’s operating leases have remaining lease terms that range from approximately 1 year to 8 years. As of March 31, 2026 and September 30, 2025, the weighted average remaining lease term and weighted average discount rate were 8 years and 11.35 years, 4.90% and 4.88%, respectively.

Maturities of lease liabilities were as follows:

Six months ended March 31, 2026 (Unaudited)	Operating Lease
2027	$316,501
2028	316,501
2029	316,501
2030	316,501
2031	316,501
From 2032 to September 30, 2033	791,255
Total	$2,373,760
Less: amounts representing interest	$390,664
Present value of future minimum lease payments	1,983,096
Less: Current obligations	224,323
Long term obligations	$1,758,773

7. ACCRUED EXPENSES AND OTHER PAYABLES

The amount of accrued expenses and other payables consisted of the following:

	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
Payable for projects	$-	$1,966,568
Payable for property, plant and equipment purchases	24,843,294	-
Audit fees	50,000	250,000
Accrued salaries	-	199,808
Other payables	147,000	147,000
Total	$25,040,294	$2,563,376

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

8. TAX PAYABLE

The amount of tax payable consisted of the following:

	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
Income tax payable	$123,049	$598,661
Other tax payables	92,176	206,723
Total	$215,225	$805,384

9. ADVANCES FROM CUSTOMERS

The amount of advances from customers consisted of the following:

	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
Advance received for software development	$-	$210,704
	$-	$210,704

10. ADVANCE CONSIDERATION RECEIVED

As of March 31, 2026, the advance consideration received was US$32.00 million. The Company passed board resolutions on March 30, 2026, approving the sale of its entire stake in a BVI holding company (which owns a Hong Kong entity, a WOFE, and six PRC amusement park subsidiaries) to Pulse Link LTD (the “Purchaser”) for approximately US$64.04 million. The Company has received an advance payment of US$32.00 million, with the remaining balance received on April 28, 2026, and the share transfer was completed in April 2026.

11. LOAN PAYABLES

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

Institution name	Maturity	Interest rate	Collateral/ earnings	March 31, 2026 (Unaudited)	September 30, 2025 (Audited)
China Construction Bank	December, 2025	4.15%/4.30%	Xuezheng Chen	$-	$195,112

As of September 30, 2025, short-term bank loans total $195,112 (equivalent to CNY 1,389,000) were extended to December 29, 2025. The loans bore interest at a rate of 4.15% from October 1, 2024 to December 31, 2024, and 4.30% effective January 1, 2025.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

12. RELATED PARTY BALANCES

As of March 31, 2026, the amount due to the related parties was nil.

As of September 30, 2025, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Yitong Asia Investment Pte. Ltd.	$46,300	Shareholders	Other payables, interest free and payment on demand.

13. ASSET HELD FOR SALE

During the six months ended March 31, 2026, management approved a plan to sell our entire equity interest in Golden Heaven Management Ltd. and its underlying assets to a third party. Accordingly, the related assets and liabilities were reclassified as held for sale in the unaudited Condensed Consolidated Balance Sheets, and as of March 31, 2026 are as follows:

March 31, 2026 (Unaudited)
Assets Held for Sale
Cash and cash equivalents	28,329
Other receivables	7,443
Amount due from related party	531,882
Other current assets	450,616
Lease receivables	116,936
Property, plant and equipment, net	12,169,182
Right of use assets	4,495,222
Other non-current assets	61,566
Total assets held for sale	17,861,176

Liabilities held for sale
Current liabilities	3,476,917
Noncurrent liabilities	4,616,768
Total liabilities held for sale	8,093,685

14. INCOME TAX

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

14. INCOME TAX (cont.)

British Virgin Islands

Golden Heaven BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the BVI and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to BVI income or corporation tax.

Hong Kong

Golden Heaven HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Golden Heaven HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2026 and 2025, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Effective on January 1, 2008, the Taxation Law of PRC stipulates that domestic enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. Under the PRC tax law, companies are required to make provision of income tax expenses based on 25% tax rate; companies that received preferential tax rates are also required to use a 25% tax rate for their installment tax payments. The overpayment, however, will not be refunded and can only be used to offset future tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended March 31, 2026 and 2025, the Company had no unrecognized tax benefits.

The Company has not provided deferred tax assets from foreign subsidiaries’ operating losses, because currently no foreign business operations and no future income are anticipated.

The amount of unrecognized deferred tax liabilities for temporary differences related to dividends from foreign subsidiaries is not determined, because such determination is not practical.

The Company has not provided deferred taxes on undistributed earnings attributable to its PRC subsidiaries, as such undistributed earnings are to be permanently reinvested.

The Company does not anticipate any significant increase in its liability for unrecognized tax benefits within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of March 31, 2026 and September 30, 2025 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

14. INCOME TAX (cont.)

Profit before income taxes is attributable to the following geographic locations for the six months ended March 31:

	2026	2025
Cayman Islands	$3,457,664	$9,671,784
PRC	2,429,410	394,705
BVI	38	36
HK	36	35
Total profit before income taxes	$5,887,148	$10,066,560

The components of the income tax provision were as follows:

	2026	2025
Current tax provision
Cayman Islands	$-	$-
PRC	672,039	568,688
BVI	-	-
HK	-	-
Total income tax provisions	$672,039	$568,688

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the six months ended March 31, 2026 and 2025 are as follows:

	2026	2025
Income tax expense computed based on PRC statutory	$(1,471,787)	$(2,516,640)
Deferred tax asset on unutilized tax losses not recognized	799,748	1,947,952
Total	$672,039	$568,688

The Company’s deferred tax assets, net was comprised of the following:

	As of March 30, 2026	As of September 30, 2025
Net operating loss	$8,464,051	$13,077,116
Deferred tax asset	$2,116,013	$3,386,706
Valuation allowance	(2,116,013)	(3,386,706)
Total deferred tax assets, net	$-	$-

Subsequent to March 31, 2026, the Company completed the disposal of its BVI holding company and its subsidiaries. The net operating loss carryforwards and related deferred tax assets disclosed above primarily relate to the disposed group. Accordingly, the related deferred tax assets were derecognized upon completion of the disposal.

The Company’s operations incurred a cumulative net operating loss (“NOL”) which may reduce future taxable income. During the six months ended March 31, 2025, the cumulative NOL was $12.34 million. During the six months ended March 31, 2025, the cumulative NOL was $8.46 million. The remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty about future earnings in the PRC.  operations. The Company provided a 100% valuation allowance for its deferred tax assets as of March 31, 2026 and September 30, 2025, respectively.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

15. EQUITY

On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

On August 12, 2025, Class A ordinary shares from 48,000,000,000 Class A ordinary shares with a par value of US$0.125 per share to 3,200,000,000 Class A ordinary shares with a par value of US$1.875 per share; Class B ordinary shares from 144,000,000 Class B ordinary shares with a par value of US$0.125 per share to 9,600,000 Class B ordinary shares with a par value of US$1.875 per share.

On March 3, 2026, the Company’s shareholders approved a share capital reorganization by special resolution, which included a subdivision of each authorized but unissued Class A and Class B ordinary share of US$1.875 par value into 187,500 shares of US$0.00001 par value each, a reduction of the par value of each issued and outstanding share from US$1.875 to US$0.00001, and a cancellation of unissued shares. Following the reorganization, the Company also increased its authorized share capital from US$32,096 to US$33,000, resulting in an authorized share capital of US$33,000 divided into 3,000,000,000 Class A ordinary shares of US$0.00001 par value each and 300,000,000 Class B ordinary shares of US$0.00001 par value each.

On November 18, 2024,  the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 20,000,000 Class Ordinary A share of its common stock, par value $0.005 per share at a purchase price of $1.26 per share, for aggregate net proceeds to the Company of $25,200,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On November 20, 2024, Heng Yang Investment Management CO Pte. Ltd., Hengrui Investment Holding Ltd., Heng Yu Capital Investment Pet. Ltd., Jinqiu Investment Holding Co. Ltd., Joygrace Investment Pet. Ltd., Rongcheng Investment Holdings Limited, Tianhui Investment Holding Co. Limited, (“Holders”), Gan Xiaochun, or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holders, is entitled, subject to the provisions of this Warrant, to purchase from the Company 5,400,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holders may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $1.386 (the “Exercise Price”).

On December 9, 2024, the Company’s board of directors granted 5,000,000 Class A Ordinary Shares of the Company, at the price of $1.87 per share, pursuant to the Company’s 2025 Omnibus Equity Plan, to certain officers, directors and employees of the Company. The Company recorded an expense of $9.35 million in the fiscal year 2025.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

15. EQUITY (cont.)

On April 11, 2025, the subscriber, Yitong Asia Investment Pte. Ltd., holds 1,640,000 Class B Ordinary Shares. This is accompanied by a corresponding reduction in its position of 1,640,000 Class A Ordinary Shares.

On May 24, 2025, Heng Yang Investment Management CO Pte. Ltd., Hengrui Investment Holding Ltd., Heng Yu Capital Investment Pet. Ltd., Jinqiu Investment Holding Co. Ltd., Joygrace Investment Pet. Ltd., Rongcheng Investment Holdings Limited, Tianhui Investment Holding Co. Limited, (“Holders”), Gan Xiaochun, Boruida Limited, Chuangrunda Limited, Hong Kong Greater Power Ventures Limited, or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holders, is entitled, subject to the provisions of this Warrant, to purchase from the Company 40,000,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holders may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $0.30 (the “Exercise Price”).

The share numbers in this Note 13 are pre-reverse stock split effected on April 22, 2025.

On May 28, 2025,  the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 15,000,000 Class Ordinary A share of its common stock, par value $0.125 per share at a purchase price of $1.80 per share, for aggregate net proceeds to the Company of $27,000,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On July 7, 2025,  the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 20,000,000 Class Ordinary A share of its common stock, par value $0.125 per share at a purchase price of $1.27 per share, for aggregate net proceeds to the Company of $25,400,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On July 28, 2025, the subscriber, Yitong Asia Investment Pte. Ltd., holds 1,000,000 Class B Ordinary Shares. This is accompanied by a corresponding reduction in its position of 1,000,000 Class A Ordinary Shares.

The share numbers in this Note 15 are pre-reverse stock split effected on August 12, 2025.

On November 10, 2025, the Company’s board of directors granted 2,500,000 Class A Ordinary Shares of the Company, at the price of $1.87 per share, pursuant to the Company’s 2025 Omnibus Equity Plan, to certain officers, directors and employees of the Company. The Company recorded an expense of $4.69 million in the six months ended 2026.

On December 4, 2025, the Company entered into a Securities Purchase Agreement for a private placement of 15,000,000 Class A ordinary shares at US$2.50 per share, together with warrants to purchase up to 30,000,000 Class A ordinary shares at an exercise price of US$4.00 per share. On February 23, 2026, the Company amended the warrant terms to reduce the exercise price from US$4.00 to US$1.00 per share. The proceeds of US$37,500,000 were received by March 31, 2026. The valuation of the 30,000,000 warrants issued on December 4, 2025 is currently in progress. The allocation of the proceeds between Class A ordinary shares and the warrants will be determined based on relative fair value upon completion of the valuation. The Company has assessed the terms of the warrants and concluded that they qualify for equity classification under ASC 815-40, as they are indexed to the Company’s own stock and require physical share settlement with no cash redemption or net-cash settlement obligations.

During the six months ended March 31, 2026 and the fiscal years ended September 30, 2025, the Company’s PRC subsidiaries collectively contributed nil and $29,093 of profits to their statutory reserves, respectively.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

16. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2026, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) had outstanding capital expenditure commitments relating to two construction projects, with an aggregate contract value of approximately US$46.24 million.

On September 28, 2023, Nanping Golden Heaven entered into a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. with a total contract value of approximately US$20.23 million (RMB 140 million). The construction period under the contract was originally scheduled from October 1, 2023 to March 31, 2025 and was subsequently extended to March 31, 2026, and further extended to October 31, 2026. As of September 30, 2025, Nanping Golden Heaven had paid approximately US$10.12 million (RMB 70 million) under this contract, and the remaining contractual commitment amounted to approximately US$10.11 million. Effective February 28, 2026, the contract for this project was transferred from Nanping Golden Heaven to Fuzhou Golden Carnival Culture Development Co., Ltd., a subsidiary newly established by the Company on January 15, 2026.

On September 28, 2023, Nanping Golden Heaven entered into a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. with a total contract value of approximately US$26.01 million (RMB 180 million). The construction period under the contract was originally scheduled from October 1, 2023 to September 30, 2024 and was subsequently extended to October 31, 2026. As of September 30, 2025, Nanping Golden Heaven had paid approximately US$13.01 million (RMB 90 million), and the remaining contractual commitment amounted to approximately US$13.00 million. Effective February 28, 2026, the contract for this project was transferred from Nanping Golden Heaven to Fuzhou Golden Carnival Culture Development Co., Ltd., a subsidiary newly established by the Company on January 15, 2026.

Accordingly, as of March 31, 2026, Nanping Golden Heaven’s total outstanding capital expenditure commitments relating to these two construction projects amounted to approximately US$23.11 million.

17. RISKS AND UNCERTAINTIES

Contingencies

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our former Chief Executive Officer, Qiong Jin, our then Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). Two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. One complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects.

GOLDEN HEAVEN GROUP HOLDINGS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

17. RISKS AND UNCERTAINTIES (cont.)

In April and May 2026, the Company reached a global settlement agreement regarding the three securities class action lawsuits described above, for a cash settlement amount of US$1.7 million. On May 8, 2026, the Supreme Court of the State of New York preliminarily approved the global settlement, and on May 7, 2026, the California federal court entered an order staying the proceedings. A final fairness hearing for the global settlement is scheduled for September 24, 2026.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

PRC Regulations

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We are considered foreign persons or foreign funded enterprises under PRC laws and, as a result, we are required to comply with PRC laws and regulations related to foreign persons and foreign funded enterprises. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

18. SUBSEQUENT EVENTS

The Company passed board resolutions on March 30, 2026, approving the sale of its entire stake in a BVI holding company (which owns a Hong Kong entity, a WOFE, and six PRC amusement park subsidiaries) to Pulse Link LTD (the “Purchaser”) for approximately US$64.04 million. The Company has received an advance payment of US$32.00 million, with the remaining balance received on April 28, 2026, and the share transfer was completed in April 2026. The transaction excludes the fixed assets in Tongling, Changde, and Nanping. Prior to March 31, 2026, the Company had transferred the fixed assets in Tongling and Changde, as well as Nanping’s prepayment of RMB 160 million, to Fuzhou Golden Carnival Culture Development Co., Ltd., a newly established subsidiary of the Company on January 15, 2026. Effective after February 28, 2026, rental income from Tongling and Changde has been recorded under Fuzhou Golden Carnival Culture Development Co., Ltd.

On February 23, 2026, the Company entered into a securities purchase agreement for a private placement of 15,000,000 Class A ordinary shares at US$1.20 per share, together with warrants to purchase up to 30,000,000 Class A ordinary shares at an exercise price of US$1.20 per share. The closing occurred on April 23, 2026, after the balance sheet date, with gross proceeds of approximately US$18,000,000.

On April 9, 2026, Magic Golden Heaven Group Management Limited (“MGHGML) established another new subsidiary, Nanping Golden Carnival Culture Development Co., Ltd. (“Nanping”), in China. MGHGML holds 100% of the equity interest in Nanping.